EXHIBIT 99.4

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2004 and December 31, 2003, and for
the Three and Six Months Ended June 30, 2004 and 2003

NRG MIDATLANTIC GENERATING LLC

INDEX

Page(s)

Consolidated Financial Statements (Unaudited)
Unaudited Consolidated Balance Sheets at June 30, 2004 and December 31, 2003	2
Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2004 and 2003	3
Unaudited Consolidated Statements of Members’ Equity for the three and six months ended June 30, 2004 and 2003	4-5
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003	6
Notes to Unaudited Consolidated Financial Statements	7-13

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Reorganized Company

	June 30,	December 31,
	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$32,423	$77
Accounts receivable — affiliates	—	5,155
Inventory	13,484	17,611
Derivative instruments valuation	214	161
Prepayments and other current assets	507	2,385

Total current assets	46,628	25,389
Property, plant and equipment, net of accumulated depreciation of $14,536 and $1,693, respectively	558,200	565,201
Investment in projects	1,280	1,280
Intangible assets, net of accumulated amortization of $2,154 and $0, respectively	66,315	68,469
Other assets	6,813	6,753

Total assets	$679,236	$667,092

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable — trade	$10	$38
Accounts payable — affiliates	2,030	259
Accrued expenses	97	142
Derivative instruments valuation	—	163
Deferred income tax	56	56
Other current liabilities	—	285

Total current liabilities	2,193	943
Deferred income tax	32,853	32,979
Other long-term obligations	4,391	4,256

Total liabilities	39,437	38,178

Commitments and contingencies
Members’ equity	639,799	628,914

Total liabilities and members’ equity	$679,236	$667,092

The accompanying notes are an integral part of these consolidated financial statements.

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Revenues	$45,482	$33,163	$99,898	$91,862
Operating costs	36,307	25,153	70,773	64,200
Depreciation	6,272	7,335	12,843	14,997
General and administrative expenses	3,234	740	5,818	1,525
Restructuring charges	—	1,237	—	1,237

Income (loss) from operations	(331)	(1,302)	10,464	9,903
Interest expense	—	(5,212)	—	(10,265)
Other income, net	14	301	81	569

Income (loss) before income taxes	(317)	(6,213)	10,545	207
Income tax expense (benefit)	(127)	(2,524)	4,287	84

Net income (loss)	$(190)	$(3,689)	$6,258	$123

The accompanying notes are an integral part of these consolidated financial statements.

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the Three Months Ended June 30, 2003 and 2004
(Unaudited)

					Accumulated
	Members’		Members’	Accumulated	Other	Total
			Contributions/	Net Income	Comprehensive	Members’
	Unit	Amount	Distributions	(Loss)	Income	Equity

	(In thousands of dollars)
Balances at March 31, 2003 (Predecessor Company)	1,000	$1	$190,725	$92,285	$—	$283,011
Net loss				(3,689)		(3,689)

Comprehensive loss						(3,689)

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$190,725	$88,596	$—	$279,322

Balances at March 31, 2004 (Reorganized Company)	1,000	$1	$633,680	$4,975	$—	$638,656
Net loss				(190)		(190)
Impact of SFAS No. 133 for the three months ended June 30, 2004					214	214

Comprehensive income						24
Contribution from members			1,119			1,119

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$634,799	$4,785	$214	$639,799

The accompanying notes are an integral part of these consolidated financial statements.

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2003 and 2004
(Unaudited)

					Accumulated
	Members’		Members’	Accumulated	Other	Total
			Contributions/	Net Income	Comprehensive	Members’
	Unit	Amount	Distributions	(Loss)	Income	Equity

	(In thousands of dollars)
Balances at December 31, 2002 (Predecessor Company)	1,000	$1	$190,725	$88,473	$—	$279,199
Net income				123		123

Comprehensive income						123

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$190,725	$88,596	$—	$279,322

Balances at December 31, 2003 (Reorganized Company)	1,000	$1	$630,386	$(1,473)	$—	$628,914
Net income				6,258		6,258
Impact of SFAS No. 133 for the six months ended June 30, 2004					214	214

Comprehensive income						6,472
Contribution from members			4,413			4,413

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$634,799	$4,785	$214	$639,799

The accompanying notes are an integral part of these consolidated financial statements.

NRG MIDATLANTIC GENERATING LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Reorganized	Predecessor
	Company	Company

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004	2003

	(In thousands of dollars)
Cash flow from operating activities
Net income	$6,258	$123
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	12,843	14,997
Unrealized (gain) loss on derivatives	(2)	4,114
Amortization of debt issuance costs	—	864
Amortization of intangible assets	2,154	—
Deferred income taxes	(126)	84
Current tax expense — non cash contribution from members	4,413	—
Changes in assets and liabilities
Accounts receivable, net	—	(1,120)
Accounts receivable — affiliates	5,155	—
Inventory	4,127	3,653
Prepayments and other current assets	1,878	11,003
Other assets	(60)	(6,633)
Accounts payable — trade	(28)	(425)
Accounts payable — affiliates	1,771	(10,950)
Accrued interest	—	(7)
Changes in other liabilities	(195)	916

Net cash provided by operating activities	38,188	16,619

Cash flows from investing activities
Increase in restricted cash	—	(5,515)
Capital expenditures	(5,842)	(8,463)

Net cash used in investing activities	(5,842)	(13,978)

Cash flows from financing activities
Payments on long-term borrowings	—	(2,641)

Net cash used in financing activities	—	(2,641)

Net change in cash and cash equivalents	32,346	—
Cash and cash equivalents
Beginning of period	77	—

End of period	$32,423	$—

The accompanying notes are an integral part of these consolidated financial statements.

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Organization

      NRG Mid Atlantic Generating LLC (the “Company”), a wholly owned indirect subsidiary of NRG Energy, Inc. (“NRG Energy”), owns electric power generation plants in the mid-atlantic region of the United States. The Company’s members are MidAtlantic Generation Holding LLC (“MidAtlantic Generation”) and NRG MidAtlantic LLC (“NRG MidAtlantic”) each of which owns a 50% interest in the Company and are directly held wholly owned subsidiaries of NRG Energy.

      The Company was formed in May, 2000 for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries the power generation facilities owned by Indian River Power LLC (“Indian River”), Vienna Power LLC (“Vienna”), Keystone Power LLC (“Keystone”) and Conemaugh Power LLC (“Conemaugh”).

Recent Developments

      On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. During the bankruptcy proceedings, NRG Energy continued to conduct business and manage the companies as debtors in possession pursuant to sections 1107(a) and 1108 of the bankruptcy code. The Company was not part of these Chapter 11 cases or any of the subsequent bankruptcy filings. On November 24, 2003, the bankruptcy court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003. In connection with NRG Energy’s emergence from bankruptcy, NRG Energy adopted fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) on December 5, 2003. NRG Energy’s fresh start accounting was applied to the Company on a push down accounting basis with the financial statement impact recorded as an adjustment to the December 6, 2003, members’ equity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      As used in these unaudited interim consolidated financial statements, “Predecessor Company” refers to the Company prior to NRG Energy’s emergence from bankruptcy. “Reorganized Company” refers to the Company after NRG Energy’s emergence from bankruptcy.

      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Securities and Exchange Commission’s or “SEC” regulations for interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed are set forth in Note 2 to the Company’s annual consolidated audited financial statements for the year ended December 31, 2003. The following notes should be read in conjunction with such policies and other disclosures. Interim results are not necessarily indicative of results for a full year.

      In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all material adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2004 and December 31, 2003, the results of its operations and members’ equity for the three and six months ended June 30, 2004 and 2003 and cash flows for the six months ended June 30, 2004 and 2003. Certain prior-year amounts have been reclassified for comparative purposes.

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comparability of Financial Information

      Due to NRG Energy’s adoption of Fresh Start as of December 5, 2003, the Reorganized Company’s consolidated balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of push down accounting from NRG Energy’s fresh start accounting. A black line has been drawn on the accompanying consolidated financial statements (excluding the balance sheet) to separate and distinguish between the Reorganized Company and the Predecessor Company.

3.	Inventory

      Inventory, which is valued at the lower of weighted average cost or market, consists of:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Fuel oil	$2,210	$2,601
Spare parts	5,116	5,188
Coal	6,158	9,822

Total inventory	$13,484	$17,611

4.	Property, Plant and Equipment

      The major classes of property, plant and equipment were as follows:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Land	$19,386	$19,386
Facilities and equipment	537,592	536,925
Construction work in progress	15,758	10,583

Total property, plant and equipment	572,736	566,894
Accumulated depreciation	(14,536)	(1,693)

Property, plant and equipment, net	$558,200	$565,201

5.	Asset Retirement Obligation

      Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company identified an asset retirement obligation related to environmental obligations related to ash disposal site closure. The adoption of SFAS No. 143 resulted in recording a $1.4 million increase to property, plant and equipment and a $1.7 million increase to other long-term obligations. The cumulative effect of adopting SFAS No. 143 was recorded as a $0.2 million increase to depreciation expense and a $0.3 million increase to operating costs, as the Company considered the cumulative effect to be immaterial.

      The following represents the balances of the asset retirement obligation at January 1, 2004, and the accretion of the asset retirement obligation for the six months ended June 30, 2004, which is included in other long-term obligations in the consolidated balance sheets.

	Reorganized Company

		Accretion
		for the
	Beginning	Six Months	Ending
	Balance	Ended	Balance
	January 1,	June 30,	June 30,
	2004	2004	2004

	(In thousands of dollars)
Indian River landfill closure obligation	$4,222	$145	$4,367

6.	Intangible Assets

      Upon the application of push down accounting, the Company established certain intangible assets for plant emission allowances. These intangible assets will be amortized over their respective lives based on a units of production basis to resemble the Company’s realization of such assets.

      Emission allowances will be amortized as additional fuel expense based upon the actual level of emissions from the respective plants through 2023. Aggregate amortization recognized for the three and six months ended June 30, 2004, was approximately $0.8 million and $2.2 million, respectively. The annual aggregate amortization for each of the five succeeding years is expected to approximate $4.0 million each year.

      Intangible assets consisted of the following:

Emission
Allowances

(In thousands
of dollars)
Original balance as of December 6, 2003	$68,469
Amortization	—

Balance as of December 31, 2003	68,469
Amortization	(2,154)

Balance as of June 30, 2004	$66,315

7.	Investments Accounted for by the Cost Method

      The Company had investments of $1.3 million in two joint venture projects, Keystone Fuels LLC (“Keystone”) (3.70%) and Conemaugh Fuels LLC (“Conemaugh”) (3.72%), that were formed for the purpose of buying coal and selling such coal to Keystone and Conemaugh, or to any entity that manufacturers or produces synthetic fuel from coal for resale to Keystone or Conemaugh. The cost method of accounting is applied to such investments because the ownership structure prevents the Company from exercising a controlling influence over operating and financial policies of the projects.

8.	Derivative Instruments and Hedging Activity

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133), as amended, requires the Company to record all derivatives on the consolidated balance sheet as assets or

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in accumulated other comprehensive income (“OCI”) and subsequently recognized in earnings when the hedged items impact income. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair value of both the derivatives and the hedged items are recorded in current earnings. Changes in the fair value of nonhedge derivatives will be immediately recognized in earnings. Additionally, many of the Company’s commodity sales and purchase agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and sales under SFAS No. 133 and are therefore exempt from fair value accounting.

      SFAS No. 133 applies to the Company’s long-term power sales contracts, long-term fuel purchase contracts and other energy related commodities financial instruments used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investments in fuel inventories. At June 30, 2004, the Company had various commodity contracts extending through December 2005. Certain of these contracts meet the hedge accounting requirements of SFAS No. 133, and are designated as cash flow hedges.

      The adoption of SFAS No. 133 on January 1, 2001, resulted in no amounts being recorded on the consolidated balance sheet as the Company had no derivatives at January 1, 2001. The Company has derivatives accounted for as hedges at June 30, 2004, and for the three and six months ended June 30, 2004. The Company had no derivatives accounted for as hedges at December 31, 2003 or for the three and six months ended June 30, 2003.

Accumulated Other Comprehensive Income

      The following table summarizes the effects of SFAS No. 133 on the Company’s OCI balance attributable to hedged derivatives:

	Reorganized	Reorganized
	Company	Company
	Three Months	Six Months
	Ended	Ended
	June 30, 2004	June 30, 2004

Gains/(Losses)
Beginning balance	$—	$—
Unwound from OCI during period due to unwinding of previously deferred amounts	—	—
Mark to market hedge contracts	214	214

Ending balance	$214	$214

Gains expected to unwind from OCI during next 12 months	$214	$214

      During the three and six months ended June 30, 2004 the Company recorded gains in OCI of $0.2 million, related to changes in the fair values of derivatives accounted for as hedges.

      The net balance in OCI relating to OCI as of June 30, 2004 was an unrecognized gain of $0.2 million. The Company expects $0.2 million of deferred net losses on derivative instruments accumulated in OCI to be recognized in earnings during the next 12 months.

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Operations

      The following table summarizes the pre-tax effects of nonhedge derivatives on the Company’s statements of operations:

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Gains (Losses)
Revenues	$(217)	$(359)	$2	$(1,216)
Costs of operations	—	—	—	(2,898)

Total statement of operations impact before tax	$(217)	$(359)	$2	$(4,114)

Energy Related Commodities

      The Company is exposed to commodity price variability in electricity, emission allowances and natural gas, oil and coal used to meet fuel requirements. In order to manage these commodity price risks, the Company enters into financial instruments, which may take the form of fixed price, floating price or indexed sales or purchases, and options, such as puts, calls, basis transactions and swaps. The Company has accounted for these derivatives by recording the derivative at market value with the offset being charged to earnings.

      The Company’s earnings for the three months ended June 30, 2004, were decreased by an unrealized loss of $0.2 million and for the six months ended June 30, 2004 earnings were increased by an unrealized gain of $2,000, associated with changes in the fair value of energy related derivative instruments not accounted for as hedges in accordance with SFAS No. 133.

      The Company’s earnings for the three and six months ended June 30, 2003, were decreased by an unrealized loss of $0.4 million and $4.1 million, respectively associated with changes in the fair value of energy related derivative instruments not accounted for as hedges in accordance with SFAS No. 133.

9.	Commitments and Contingencies

Environmental Matters

      The Company’s subsidiary, Indian River, is responsible for the costs associated with closure, post-closure care and monitoring of the ash landfill owned and operated by the Company on the site of the Indian River Generating Station. No material liabilities outside such costs are expected. In accordance with certain regulations established by the Delaware Department of Natural Resources and Environmental Control, the Company has established a fully funded trust fund to provide for financial assurance for the closure and post-closure related costs in the amount of $6.7 million. The amounts contained in this fund will be dispersed as authorized by the Delaware Department of Natural Resources and Environmental Control. This amount is recorded in other noncurrent assets on the consolidated balance sheet.

Guarantees

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inceptions of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

      In connection with the application of push down accounting, all outstanding guarantees were considered new; accordingly, the Company applied the provisions of FIN 45 to all of those guarantees. Each guarantee was reviewed for the requirement to recognize a liability at inceptions.

      The Company is a guarantor under the debt issued by the Company’s ultimate parent, NRG Energy. On December 23, 2003, NRG Energy issued $1.25 billion of 8% Second Priority Notes, due and payable on December 15, 2013. On January 28, 2004, NRG Energy also issued $475.0 million of Second Priority Notes, under the same terms and indenture as its December 23, 2003 offering.

      NRG Energy’s payment obligations under the notes and all related Parity Lien Obligations are guaranteed on an unconditional basis by each of NRG Energy’s current and future restricted subsidiaries, of which the Company is one. The notes are jointly and severally guaranteed by each of the guarantors. The subsidiary guarantees of the notes are secured, on a second priority basis, equally and ratably with any future parity lien debt, by security interest in all of the assets of the guarantors, except certain excluded assets, subject to liens securing parity lien debt and other permitted prior liens.

      The Company’s obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

	Guarantee/
	Maximum		Expiration
	Exposure	Nature of Guarantee	Date	Triggering Event

	(In thousands of dollars)
NRG Energy Second Priority Notes due 2013	$1,753,000	Obligations under credit agreement	2013	Nonperformance

10.	Regulatory Issues

PJM

      On April 2, 2003, Reliant Resources, Inc. (“Reliant”) filed a compliant against the Pennsylvania, Jersey, Maryland Interconnector area (“PJM”) with FERC and suggested specific modifications to PJM’s price mitigation rules. On June 9, 2003, FERC rejected the Reliant modifications but required PJM to file a report to address the concerns of Reliant by September 30, 2003. The PJM market monitoring unit filed its compliance filing with FERC as required, but opted to continue its present mitigation practices. The present mitigation plan permits PJM to “cost-cap” the energy bids of certain generating facilities that were constructed prior to 1996. The cost capping method is based on a facility’s variable costs plus 10%. In addition, the PJM market monitoring unit filed to eliminate the exemption that units built after 1996 had from PJM’s mitigation measures. On May 6, 2004, FERC rejected the proposed extension of the cost capping mechanism to generating facilities built after 1996. In the order, the FERC approved the application of cost-capping mitigation method for facilities built prior to 1996 and were cost capped less than 80% of the time the facilities operated. The FERC required that for facilities that are cost capped 80% or more of their operating hours mitigated, are needed for reliability and are not recovering sufficient revenue to cover their costs, that PJM must provide alternative methods of compensation. The FERC noted that such alternative compensation could consist of market design changes such as a higher bid cap or reliability must run agreements. FERC required that PJM file such a proposal by November 6, 2004. At this time it is unclear how this ruling will impact the Company. The Company continues to monitor these activities for any potential adverse impact to the Company’s financial position or results of operations.

NRG MIDATLANTIC GENERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PJM — West

      On December 31, 2003 and February 5, 2004, PJM filed proposed mitigation plans for the Commonwealth Edison, or Com Ed, franchise territory. Among the proposed changes was the adoption of the existing PJM energy market mitigation plan of “cost capping” and a new mitigation plan for the capacity market. PJM proposed that the proposed energy market mitigation plan would only be effective through the 2004 summer season but that the capacity mitigation plan would remain effective until April 1, 2005. Under the capacity mitigation proposal, capacity prices would be capped at $30 per MW-day except when capacity levels are less than 101% of required reserves, then the price cap would be $160 per MW-day. On March 24, 2004, FERC rejected the proposed mitigation plans. On April 23, 2004, PJM filed a rehearing request on the rejection of the capacity market mitigation proposal. In the rehearing request, PJM requested that the $30 per MW-day cap be approved and that during times of scarcity there would not be a price cap. FERC has not yet issued an order on the rehearing request.

11.	Income Taxes

      The Company is included in the consolidated tax return filings as a wholly owned indirect subsidiary of NRG Energy. Reflected in the financial statements and notes below are separate company federal and state tax provisions as if the Company had prepared separate filings. An income tax provision has been established on the accompanying consolidated financial statements as of the earliest period presented in order to reflect income taxes as if the Company filed its own tax return. The Company’s ultimate parent, NRG Energy, does not have a tax allocation agreement with its subsidiaries and prior to January 1, 2003, income taxes were not recorded or allocated to non tax paying entities or entities such as the Company which are treated as disregarded entities for tax purposes. Because the Company is not a party to a tax sharing agreement, current tax benefit (expense) is recorded as a capital contribution from (distribution to) the Company’s parent. The cumulative effect of recording an income tax provision (benefit) and deferred taxes resulting in recording as of December 31, 2002, a net deferred tax liability of $99.7 million and a reduction to members’ equity of $99.7 million.

      Income taxes for the six months ended June 30, 2004 was a tax expense of $4.3 million compared to a tax expense of $.08 million for the same period in 2003. The tax expense for the six months ended June 30, 2004 includes federal tax expense of $3.4 million and state tax expense of $0.9 million. The tax expense for the same period in 2003 includes federal tax expense of $.06 million and state tax expense of $.02 million.

      Income taxes for the three months ended June 30, 2004 was a tax benefit of $0.1 million compared to a tax benefit of $2.5 million for the same period in 2003. The tax benefit for the three months ended June 30, 2004 includes federal tax benefit of $0.1 million and state tax benefit of $0.0 million. The tax benefit for the same period in 2003 includes federal tax benefit of $2.0 million and state tax benefit of $.5 million.

      The effective income tax rate for the period ended June 30, 2004 and 2003, differs from the statutory federal income tax rate of 35% due to state taxes.

      As of June 30, 2004 and December 31, 2003, the Company had $32.9 million and $33.0 million, respectively of noncurrent deferred tax liabilities attributable primarily to differences between book and tax basis of property and emissions credits.